December 19, 2023

VIA EDGAR

Tracey Houser

Jeanne Baker

Conlon Danberg

Lauren Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nocturne Acquisition Corporation Amendment No. 2 to Registration Statement on Form S-4 Filed November 13, 2023
File No. 333-273986

Dear Mr. Newberry:

This letter is in response to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated November 28, 2023, regarding the Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”), which was filed by Nocturne Acquisition Corporation (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on November 13, 2023.

The Company has filed today Amendment No. 3 to the Registration Statement (“Amendment No. 3”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Amendment No. 3. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 3.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

December 19, 2023

Amendment No. 2 to Registration Statement on Form S-4, filed November 13, 2023

Discounted Cash Flow Analysis, page 106

1.	Comment: We note your response to prior comment 4 and related new disclosures. Please revise to disclose the rationale for assuming varying clinical budgets for 2023, 2024 and 2025 while assuming operating expenses remain constant for the same period.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 108 and 116 of Amendment No. 3 in response to the Staff’s comment to clarify that operating expenses do not remain constant for 2023, 2024 and 2025. Operating expenses are $6.1 million, $6.6 million, and $6.9 million and clinical budgets are $14.2 million, $17.1 million, and $10.3 million for the years 2023, 2024 and 2025, respectively.

2.	Comment: We note your new disclosure stating that “projections of ten years are an industry standard for a DCF Analysis.” Revise to clarify the industry and state whether this is a belief of management. Please also balance your disclosure related to the use of ten year projections here by noting the uncertainty related to longer projections. For example, you disclose at page 114 that “Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 107 of Amendment No. 3 in response to the Staff’s comment to state that “Management believes that projections of ten years are an industry standard within the financial valuation services industry for a DCF Analysis.” The Company has also added disclosure to note the uncertainty related to longer projections.

3.	Comment: We note the disclosure that “Newbridge relied on the Financial Projections prepared by the Cognos management team that took into consideration, potential timing of U.S. FDA approval of its lead product, a commercialization and sales schedule, a clinical development budget, and certain capital raise assumptions.” Please revise to clarify whether the referenced statement is referring to the assumptions used in the MCRA study or revise to disclose the respective referenced assumptions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 104 and 107 of Amendment No. 3 in response to the Staff’s comment to clarify that assumptions regarding the potential timing of FDA approval of Cognos’ lead product, product price, operating expenses, clinical development budget and capital raises were each provided by Cognos’ management team, and assumptions regarding market size, market penetration rates and project revenue were provided by MCRA.

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

December 19, 2023

Intellectual Property, page 194

4.	Comment: We note your new disclosure that “[t]he Fraunhofer Institute has licensed certain intellectual property to us, and we are obligated to pay the Fraunhofer Institute a royalty fee on sales of products incorporating the licensed IP in certain territories, with a minimum license fee of EURO 35,000 per annum.” Please expand on this description to include all the material terms of the license agreement, including a description of the intellectual property covered by the agreement, the term of the license and any termination provisions. Additionally, please file the license agreement with the Fraunhofer Institute as an exhibit to the registration statement or explain why you are not required to do so.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 196 and 197 of Amendment No. 3. The agreement with the Fraunhofer Institute is filed as Exhibit 10.11 to the Registration Statement.

Exhibit Index, page II-4

5.	Comment: We note that the opinions filed as Exhibits No. 5.1 and 8.1 to the Registration Statement appear to be unsigned. Please revise to include signed copies of the opinions.

Response: The Company acknowledges the Staff’s comment and has included signed copies of the opinions in response to the Staff’s comment.

 General

6.	Comment: We note your response to previous comment 12 and reissue the comment. Your response states that information regarding the third party market study performed by MCRA has been removed from the referenced “Market Opportunity” section on page 193. However, we note that there are still various references throughout the prospectus to the market study performed by MCRA which you commissioned. As such, please include a consent of MCRA, LLC pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

Response: The Company acknowledges the Staff’s comment and has included a consent of MCRA, LLC as Exhibit 23.5 to Amendment No. 3.

* * * * *

Ms. Houser

Ms. Baker

Mr. Danberg

Ms. Nguyen

December 19, 2023

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me by phone at (215) 994 – 2621.

Sincerely,

/s/ Stephen M. Leitzell
Stephen M. Leitzell

cc:	Henry Monzon (Nocturne Acquisition Corporation) Yang Wang (Dechert LLP)